Exhibit 34
January 12, 2007
Special Transaction Committee of the
      Board of Directors
Cablevision Systems Corporation
1111 Stewart Avenue
Bethpage, New York 11714-3581
Members of the Special Transaction Committee:
     Charles F. Dolan and James L. Dolan, on behalf of members of the Dolan family group (the “Dolan Family Group”) who own approximately 20.0% of the common stock (representing approximately 70.4% of the voting power) of Cablevision Systems Corporation (the “Company”), are pleased to submit a revised offer to acquire, at a purchase price of $30.00 per share in cash, all of the outstanding shares of common stock of the Company except for the shares held by the Dolan Family Group. This proposal, an 11.1% increase over the previous proposal of $27.00 per share on October 8th, 2006 and a significant premium to our historical share price, represents the Dolan Family Group’s best and final price.
     We believe our increased offer, which follows discussions with the Special Committee and reflects our desire to complete this transaction in a timely manner, represents fair value and is in the best interests of the Company and its public stockholders. We believe the public stockholders will find our offer attractive because:
•	While not representing a change in control, the increased price provides a 25.4% premium to the October 6th, 2006 unaffected price, which is on top of the 31.9% increase in the Company’s share price between the date of the payment of the Company’s $10 per share special dividend in April 2006 and the announcement of our original offer in October 2006.

•	The price represents a 23.7% premium to the 52-week high at the time of our original October 8th, 2006 offer, and a 32.6% premium to the average closing price over the three-month period prior to that date. As indicated below, these premiums compare very favorably to recent going private transactions in the cable sector:

	Premium / (Discount) To:
	52 Week High	Three Month Average
	Closing Price	Closing Price
Cablevision Systems Corporation	23.7%	32.6%
Cox Communications	(5.4%)	17.6%
Insight Communications	(12.5%)	24.3%
•	The increased offer represents a value per subscriber of approximately $4,750 (based upon a non-telecom asset valuation in-line with our 2005 proposal of $12.50 per share), which is the highest subscriber valuation seen in the cable industry since 2000.

•	The all cash offer provides value certainty in an increasingly competitive environment. No other cable operator faces more immediate and intense competition from Verizon’s FiOS than the Company.
     We continue to believe that the proposed transaction, in addition to providing the public stockholders of the Company with a fair price for their equity, will provide an environment permitting management to meet the challenges of intensifying competition and the risk of new entrants in the years to come. Succeeding in this fiercely competitive environment, as evidenced by Verizon’s and AT&T’s commitment to compete across all of the Company’s telecommunications products, as well as the recent operational, regulatory and legislative advances that have only strengthened these competitors, requires a long-term, entrepreneurial management perspective that is not often appreciated by the public markets’ constant focus on short-term results. In our view, private ownership would better allow us to execute on this long-term, entrepreneurial management perspective, and we are willing to assume the risks of full ownership and additional leverage to optimize the Company’s ability to continue to grow. This is our fundamental goal and, consistent with it, as we have previously stated, we have no intention of selling the Company or our control position in the Company, whether Cablevision continues as a public Company or goes private. Moreover, if it continues to be public, the driver of our strategy will be fundamentally the same—apply Cablevision’s resources to be the winner in the long term, and not impair our strategy by short-term considerations.
     Our interest in pursuing this transaction reflects current conditions, including the favorable financing markets which currently prevail, and you should not assume that interest in it will continue to exist in the future.

     As in our proposal on October 8th, 2006, members of the Dolan Family Group would plan to invest all of their Company shares in this transaction. Those shares would have a value of approximately $1.8 billion, based on the proposed offer price.
     In addition to the substantial equity investment from the Dolan Family Group, funds would be provided by committed debt and preferred equity financing from Merrill Lynch & Co. and Bear, Stearns & Co. Inc. Copies of the executed commitment letters will be delivered to you under separate cover.
     We provided a draft merger agreement in December and would expect to be able to negotiate the terms of the transaction with you on an expedited basis. As reflected in our draft, the transaction would be conditioned upon a majority vote by the public stockholders in favor of the transaction.
     Also, as mentioned above, we have no intention of selling the Company or our control position in the Company and, as we have indicated, would be willing to discuss contractual provisions in that regard.
     Of course, no binding obligation on the part of the Company or the Dolan Family Group shall arise with respect to the proposal or any transaction unless and until such time as definitive documentation satisfactory to us and recommended by the special committee and approved by the Board of Directors is executed and delivered.
     We will, of course, promptly file with the SEC an amendment to our Schedule 13D, in compliance with our legal obligations, which will include a copy of this letter. We believe it is appropriate, as well, for us to issue a press release regarding this proposal, which we will do before the opening of trading today. A copy is attached for your information.
     We believe that the on-going uncertainty created by this process is potentially harmful to the Company and since you now have our final and best offer and we understand that you do not need any further information to make a decision, we respectfully request a response to our increased offer as soon as possible.
     We hope you will agree that the increased price will be attractive to the public stockholders and that they should have the opportunity to consider it. Please note that our offer will expire at the close of business on January 17th, 2007.

     We look forward to hearing from you soon.
Sincerely,
/s/ Charles F. Dolan
Charles F. Dolan

/s/ James L. Dolan
James L. Dolan
cc: Members of the Board of Directors